UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
               [ ] Form 10-Q     [ ] Form N-SAR

     For Period Ended:       June 30, 1997

     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________

PART I - REGISTRANT INFORMATION

   Astrosystems, Inc.
_____________________________________________________________________
Full Name of Registrant


_____________________________________________________________________
Former Name if Applicable


  1220 Market Street, Suite 603
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)


  Wilmington, Delaware 19801
_____________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On June 17, 1997, the Registrant engaged new independent public accountants with respect to the fiscal years ended June 30, 1996 and June 30, 1997 after the resignation of its former independent accountants. Further, on June 30, 1997, the Registrant declared an initial liquidating distribution to its stockholders pursuant to a Plan of Complete Liquidation and Dissolution adopted by its stockholders on February 2, 1996, which distribution was paid on September 8, 1997. In addition, the Registrant is working to comply with newly enacted rules governing accounting for option grants in the context of the liquidation basis accounting required due to the adoption of the Plan of Complete Liquidation and Dissolution. Due to the foregoing circumstances, the Registrant is unable to complete and file the Form 10-K on or before September 29, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Gilbert H. Steinberg      302           652-3115
     ____________________  ___________  __________________
           (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
     report(s).                              [ X ] Yes   [   ] No


     ________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
     the subject report or portion thereof?  [   ] Yes   [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See rider attached
     ________________________________________________________________



                             Astrosystems, Inc.
              ___________________________________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        September 29, 1997              By   /s/ Seymour Barth
     __________________________            ________________________
                                                    Seymour Barth,
                                                    President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          RIDER TO FORM 12b-25
                   ___________________________________


The current period is presented under liquidation basis accounting. Therefore, Results of Operations are not included for the last fiscal year.